

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 6, 2017

Mr. James Heppelmann
Chief Executive Officer
PTC, Inc.
140 Kendrick Street
Needham, MA 02494

> **Re: PTC Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 18, 2016**
> **File No. 000-18059**

Dear Mr. Heppelmann:

We have reviewed your March 16, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2017 letter.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page F-4

1.   We note your response to prior comment 2. It remains unclear how you determined that combining the cost of both product and services (i.e., support) in cost of software revenue on the face of your consolidated statement of operations complies with Rule 5-03(b)(2) of Regulation S-X. Please explain further and clarify how you determined that similar margins are achieved for all products and services. Also, tell us how you considered applying a reasonable allocation methodology to separately reflect the direct cost of both product and service revenues for purposes of complying with this Rule.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services